EXHIBIT (a)(9)

[Provided in separate PowerPoint file.]

IONA Option Exchange Program Overview Presentation October 2002

Today's Agenda What the program entails Why the program is being introduced How the program was developed What the timing will be How the program works How the program will be rolled out What your role will be

What the program entails The IONA Option Exchange Program is an opportunity for employees to voluntarily exchange current out of the money options for new options to be granted on or about May 15, 2003.

Why the program is being introduced Recognize our employees' valued contributions Re-establish the retention value of stock options Reduce the number of options outstanding Encourage option exercises going forward

How the program was developed The program was developed taking into consideration Current number of out of the money options outstanding Current and future market / business conditions Institutional shareholders concerns Competitive practices within the software / high technology sector Tax, legal and accounting implications

What the timing will be November 14 Elected Option Grants Will Be Cancelled May 03 Oct 02 Nov 02 6 Month + one date Waiting Period May 15 Options Will Be Re-Granted Election Period (Oct 16 through Nov 13 2002) October 16 Program Will Be Communicated To Employees

How the program works All employees will be eligible to participate with options from the 1997, Netfish, Genesis & OOC schemes Participation is voluntary Option's will a strike price of <$3.01 cannot be tendered All option's granted since April 16th will be automatically cancelled if an employee elects to participate Participation Description Program Terms

How the program works Employees will have from October 16, 2002 to November 13, 2002 to elect to participate Employees who wish to participate must submit the letter of transmittal by midnight, November 13, 2002. Participants will receive a written confirmation from IONA after the close of the election period Employees can choose which grants to cancel, but must cancel all shares within a single grant Election Period Description Program Terms

How the program works Grants cancelled will be exchanged based on the strike price of current out of the money options between $3.01 and $19.99 1 old for 1 new between $20.00 and $29.99 2 old for 1 new between $30.00 and $39.99 3 old for 1 new $40.00 or more 5 old for 1 new Exchange Rates Description Program Terms

How the program works New options will be granted on or about May 15, 2003 Strike price will be equal to the fair market value of IONA ADRs at the close of NASDAQ trading on or about May 14, 2003 A participant must remain an employee through the grant date of the new options to receive the new grant New Option Grant Description Program Terms

How the program works New options will have a different vesting schedule 25% vest on date of grant 6.25% quarterly thereafter Fully vested in three years New options will expire ten years from date of grant Vesting & Expiration Description Program Terms

How the program will be rolled out Program materials distributed to employees CEO Cover Letter Offer to Exchange Letter of Transmittal Letter of Withdrawal Q&As Introductory memorandum sent to employees Election period commences Wednesday October 16, 2002 Activity Timing Week commencing October 21, 2002

How the program will be rolled out Elected options are cancelled Thursday, November 14th Election period ends Signed letters of transmittal due to Human Resources by midnight Wednesday, November 13th Follow-up communication sessions with managers Week of October 21st Activity Timing

What your roll will be Answer questions for employee population at large Help drive understanding / participation of employees Following up with employees Answering employee questions Q&As will be provided to you

Further Questions ? Please contact: Philip Pender or Michael Farry Human Resources Department IONA Technologies PLC The IONA Building Shelbourne Road Ballsbridge Dublin 4 Ph. + 353 1 6372000 Fax + 353 1 6372842